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                             May 8, 2024

       Fui Chu Lo
       Chief Financial Officer
       iOThree Limited
       140 Paya Lebar Road #07-02
       AZ @ Paya Lebar
       Singapore 409015

                                                        Re: iOThree Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 30,
2024
                                                            File No. 333-276674

       Dear Fui Chu Lo:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to
why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2
thereto.
 Fui Chu Lo
FirstName  LastNameFui Chu Lo
iOThree Limited
Comapany
May  8, 2024NameiOThree Limited
May 8,
Page 2 2024 Page 2
FirstName LastName
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Marc J. Adesso